UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2004.

Commission File Number: 001-31221

Total number of pages: 4

NTT DoCoMo, Inc.

(Translation of registrant’s name into English)

Sanno Park Tower 11-1, Nagata-cho 2-chome

Chiyoda-ku, Tokyo 100-6150

Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒             Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐     No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Information furnished in this form:

1.	Press release, dated November 26, 2004, regarding Share of Unused Allowances between Family Discount Members.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NTT DoCoMo, Inc.

Date: November 26, 2004	By:	/S/ WATARU KAGAWA
Wataru Kagawa Head of Investor Relations

For Immediate Release

NTT DoCoMo Family Discount Members to Share Unused Allowances

TOKYO, JAPAN, November 26, 2004 — NTT DoCoMo, Inc. and its eight regional subsidiaries announced today that Family Discount plan members will be able to share the unused portions of their monthly data and voice allowances for up to two months beginning on February 1, 2005.

The Family Discount plan offers discounts on communication between registered family members.

The new benefit will apply to all 2G mova® and 3G FOMA® subscribers enrolled in the Family Discount plan, including those also using either the “FOMA Packet Pack” or “YU YU CALL®” discount. The unused portion will be divided among Family Discount members in proportion to each family member’s usage in excess of the allowance.

Customers will be enrolled automatically, so application is not required. In February 2005, the first month, family members will be able to share their unused allowances from December 2004 and January 2005.

In September 2003, NTT DoCoMo introduced the “Nikagetsu Kurikoshi” two-month carry over plan, which allows any unused portion of a subscriber’s allowance for voice and data (i-mode® mail and other packet transmissions) communications to be carried over for two months.

NTT DoCoMo is the first telecom operator in Japan to allow subscribers to both share and carry over the unused portion of their allowance.

For more information, please contact:

For more information, please contact:

Masanori Goto or Tomoko Tsuda

International PR

Public Relations Department

NTT DoCoMo, Inc.

Tel: +81-3-5156-1366

Fax: +81-3-5501-3408

e-mail: press_dcm@nttdocomo.com

website: http://www.nttdocomo.com

About NTT DoCoMo

NTT DoCoMo is the world’s leading mobile communications company, serving more than 48 million customers. The company offers a wide variety of leading-edge mobile multimedia services, including i-mode®, which provides e-mail and Internet access to over 42 million subscribers as the world’s most popular mobile Internet service, and FOMA®, launched in 2001 as the world’s first 3G mobile service based on W-CDMA. In addition to wholly owned subsidiaries in Europe and North America, the company is expanding its global reach through strategic alliances with mobile and multimedia service providers in Asia-Pacific, Europe and North America. NTT DoCoMo is listed on the Tokyo (9437), London (NDCM), and New York (DCM) stock exchanges. For more information, visit www.nttdocomo.com.

FOMA, i-mode, mova and YUYU CALL are trademarks or registered trademarks of NTT DoCoMo, Inc. in Japan and other countries.

FOMA service is only available to subscribers in Japan.